SEC Mail Processing Section

FEB 27 2018

Washington DC 408

SE 18001411

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Atlantic Securities, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Barrett Drive; Ste 100
(No. and Street)

Raleigh	N. C.	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Glover 919-783-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Ave	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB yw

OATH OR AFFIRMATION

I, James B Glover Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Atlantic Securities, Inc, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Teresa Guess
NOTARY PUBLIC
Johnston County, NC
My Commission Expires October 27, 2022

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Supplemental Information

December 31, 2017 and 2016

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information on pages 12-15 has been subjected to audit procedures performed in conjunction with the audit of Company's consolidated financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2003.

Raleigh, North Carolina
February 26, 2018

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2017 and 2016

		2017	2016
Assets			
Current assets:			
Cash and cash equivalents	$	792,236	704,629
Marketable securities available-for-sale		23,283	20,219
Receivable from clearing corporation		31,657	38,743
Other receivables		121,121	118,777
Prepaid expenses		4,210	9,264
Total current assets		972,507	891,632
Furniture and equipment, net		15,416	3,837
	$	987,923	895,469
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable to non-customers		8,478	8,876
Accrued commissions and other payables		380,061	315,881
Total current liabilities		388,539	324,757
Deferred tax liability		4,000	1,300
Total liabilities		392,539	326,057
Commitments and contingencies			
Stockholders' equity:			
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding, 500 shares		50	50
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued		-	-
Additional paid-in capital		68,881	68,881
Accumulated other comprehensive gain		3,183	119
Retained earnings		523,270	500,362
Total stockholders' equity		595,384	569,412
	$	987,923	895,469

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Securities commissions	$ 808,474	$ 713,964
Commissions on sales of investment company shares	1,771,805	1,597,338
Commissions on sales of insurance	1,501,738	1,449,317
Registered investment advisor income	873,875	730,542
Other	6,200	5,575
	4,962,092	4,496,736
Expenses:		
Commissions	3,718,312	3,389,009
Salaries and benefits	850,498	768,177
Clearing charges	118,438	110,189
Professional fees	36,672	35,250
Payroll taxes	39,184	36,310
Rent	27,096	27,096
Office supplies	16,993	13,849
Taxes and licenses	18,942	18,591
Email service	7,914	8,154
Depreciation	2,302	3,487
Travel and entertainment	17,522	15,157
Telephone	6,819	6,450
Subscriptions	5,835	5,327
Miscellaneous	3,893	(1,351)
	4,870,420	4,435,695
Income from operations	91,672	61,041
Interest income	2,736	2,646
Income before provision for income taxes	94,408	63,687
Provision for income taxes	(21,500)	(14,966)
Net income	72,908	48,721
Other comprehensive gain - net unrealized gain on marketable securities	3,064	2,699
Comprehensive income	$ 75,972	51,420

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2017 and 2016

		Common stock	Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings	Total stockholders' equity
Balance as of December 31, 2015	$	50	68,881	(2,580)	501,641	567,992
Dividends paid		-	-	-	(50,000)	(50,000)
Comprehensive income		-	-	2,699	48,721	51,420
Balance as of December 31, 2016	$	50	68,881	119	500,362	569,412
Dividends paid		-	-	-	(50,000)	(50,000)
Comprehensive income		-	-	3,064	72,908	75,972
Balance as of December 31, 2017	$	50	68,881	3,183	523,270	595,384

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2017 and 2016

		2017	2016
Cash flows from operating activities:			
Net income	$	72,908	48,721
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		2,302	3,486
Deferred income taxes		2,700	-
Changes in operating assets and liabilities:			
Receivables		4,742	(12,391)
Prepaid expenses and other current assets		5,054	(5,475)
Accounts payable		(398)	4,876
Accrued commissions and other liabilities		64,180	(33,498)
Net cash provided by operating activities		151,488	5,719
Cash flows used in investing activities - purchases of furniture and equipment		(13,881)	-
Cash flows used in financing activities - dividends paid		(50,000)	(50,000)
Net increase (decrease) in cash and cash equivalents		87,607	(44,281)
Cash and cash equivalents, beginning of year		704,629	748,910
Cash and cash equivalents, end of year	$	792,236	704,629
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	608	20,714

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a registered investment advisor. The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from investment advisory services.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling insurance products of New York-based companies. As of December 31, 2017 and 2016, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commissions and fees are recorded when earned.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses, net of deferred taxes if material, are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. Commissions owed the Company from the clearing broker have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to ten years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority.

Level 1 Fair Value Measurements

The fair values of equity securities are based on quoted market prices and are, therefore, classified as Level 1.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized losses on marketable securities. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

As of December 31, 2017 and 2016, the fair value of marketable equity securities was $23,283 and exceeded cost by $3,183 and $119 as of December 31, 2017 and 2016, respectively. The unrealized gain of $3,064 and $2,699 for 2017 and 2016, respectively, has been reported in comprehensive income.

(4) Furniture and Equipment

Furniture and equipment consist of the following:

	2017	2016
Computer equipment	$ 51,742	37,861
Furniture and other equipment	23,272	23,272
	75,014	61,133
Less accumulated depreciation	(59,598)	(57,296)
	$ 15,416	3,837

(5) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017 and 2016, the Company's net capital was $518,500 and $492,613, respectively, ($468,500 in excess of its required net capital of $50,000 in 2017 and $442,613 in excess of its required net capital of $50,000 in 2016). The Company's ratio of aggregate indebtedness to net capital was .76 to 1 and .66 to 1 as of December 31, 2017 and 2016, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Related Party Transactions

Other receivables include $3,170 as of December 31, 2017 and 2016 due from two officers. Accrued commissions and other payables include $182,174 and $148,908, respectively, as of December 31, 2017 and 2016, for commissions due to brokers who also hold an ownership interest in the Company.

See note 9 concerning the office space lease with a company related by common ownership.

The Company loaned an employee $15,000 on November 2012 due in equal installments of $217 with a balance of $5,050 and $7,720 as of December 31, 2017 and 2016, respectively.

(7) Commitments and Contingencies

The Company has a clearing agreement with one brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm. The minimum level of commissions was met in both 2017 and 2016.

The Company is required by the clearing firm to maintain clearing deposits under the current clearing contract totaling $25,000 as of December 31, 2017 and 2016.

(8) Income Taxes

The provision for income taxes consists of the following:

		2017			2016		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	14,300	2,200	16,500	12,166	-	12,166
State		4,500	500	5,000	2,800	-	2,800
	$	18,800	2,700	21,500	14,966	-	14,966

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 34% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liability arises primarily from timing differences of different depreciation methods for property and equipment.

(9) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, for which there is no formal rental arrangement. During 2017 and 2016, the Company paid rent totaling $39,737 to this company.

Total rental expense for 2017 and 2016 was $27,096, which is net of sublease rental income of $12,600.

(10) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash and money market funds maintained with one brokerage firm ($287,094) and two banks ($202,911 and $302,231). The amounts held at one bank are within the federally insured limit of $250,000 and the second bank exceeds the $250,000 limit by $52,231. Accounts receivable are described in note 2. The Company believes there is minimal credit risk relative to its cash investments and accounts receivable.

(11) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees under the age of 50 and over the age of 50 may contribute a percentage of their compensation up to $12,500 and 15,500, respectively, per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2017 and 2016 was $16,313 and $14,494, respectively.

(12) Subsequent Events

The date to which events occurring after December 31, 2017, the date of the most recent consolidated statement of financial condition, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 26, 2018 the date the consolidated financial statements were available to be issued.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017 and 2016

		2017	2016
Net Capital			
Total stockholders' equity	$	595,384	569,412
Deduct non-allowable assets:			
Receivable from non-customers and prepaid expenses		52,235	65,306
Furniture and equipment, net		15,416	3,837
		67,651	69,143
Net capital before haircuts on securities positions		527,733	500,269
Haircuts on securities:			
Investment securities - exempted		5,741	4,623
Investment securities - other		3,492	3,033
		9,233	7,656
Net capital	$	518,500	492,613
Aggregate Indebtedness			
Items included in statement of financial condition:			
Accounts payable to non-customers		8,478	8,876
Accrued commissions and other payables		384,061	315,881
	$	392,539	324,757

(Continued)

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2017 and 2016

		2017	2016
Computation of Basic Net Capital Requirement			
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$	26,169	21,737
Minimum dollar net capital requirement of reporting broker (B)	$	50,000	50,000
Net capital requirement-greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	468,500	442,613
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	460,137	467,767
Ratio of aggregate indebtedness to net capital		0.76	0.66
Reconciliation with Company's Computation			
Net capital, as reported in Company's FOCUS report (unaudited)	$	518,500	492,613
Audit adjustments		-	-
Net capital per above	$	518,500	492,613

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017 and 2016

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017 and 2016

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mid-Atlantic Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 26, 2018

Mid-Atlantic
Securities, Inc.

EXEMPTION REPORT

Mid-Atlantic Securities, Inc. is a registered broker-dealer subject to SEC Rule 17a-5. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2017, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

James B. Glover Jr.
Treasurer

February 26, 2018

4001 Barrett Drive, Suite 100 • Raleigh, North Carolina 27609 • 919-783-7787

Member, FINRA & SIPC

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Mid-Atlantic Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments on page 3 [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Mid-Atlantic Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payment in Form SIPC-7 with the cash disbursement records entries [Cash Disbursements Journal for July 2017 and February 2018], check copies and wire documentation, no exceptions were found as a result of the applying the procedure;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, no exceptions were found as a result of the applying the procedure;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [SIPC Report ytd 2017, Commissions by Type and Trial Balance as of December 31, 2017], no exceptions were found as a result of the applying the procedure; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [SIPC Report ytd 2017 and Commissions by Type] supporting the adjustments, no exceptions were found as a result of the applying the procedure.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 26, 2018

MID-ATLANTIC SECURITIES, INC.

Schedule of Assessments and Payments

Year ended December 31, 2017

General assessment for 2017	$	3,748
Less:		
Payment on July 26, 2017		1,716
Payment on February 26, 2018		2,032
Balance due on March 1, 2018	$	-